

New York Stock Exchange
11 Wall Street
New York, NY  10005

October 28, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 1.000% Senior Notes due 2029 of Carnival plc, guaranteed by Carnival Corporation under the Exchange Act of 1934.

Sincerely,